Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

Note: Unless otherwise noted, the Registrant owns 100% of the equity interest in each of the subsidiaries.

INCORPORATED OR ORGANIZED IN MINNESOTA

RCC Atlantic, Inc.
RCC Atlantic Licenses, LLC
RCC Minnesota, Inc.
RCC Transport, Inc.
Wireless Alliance, LLC (Registrant has a 70% interest in this entity)
TLA Spectrum, LLC

INCORPORATED IN VERMONT
Alexandria Indemnity, Inc.